Filed Pursuant to Rule 424(b)(3)
Registration No. 333-184308

CNL GROWTH PROPERTIES, INC.

STICKER SUPPLEMENT DATED JANUARY 27, 2014

TO PROSPECTUS DATED AUGUST 19, 2013

This sticker supplement (this “Supplement”) is part of and should be read in conjunction with our prospectus dated August 19, 2013 and the sticker supplements dated August 28, 2013, October 7, 2013, November 12, 2013, November 22, 2013 and January 3, 2014. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the meanings ascribed to them in the prospectus.

The information in this Supplement is presented as of January 27, 2014.

The purpose of this Supplement is to disclose:

•	Addition of “Recent Developments” to the prospectus;

•	Revisions to the “Prospectus Summary - Our Offerings” section of the prospectus;

•	Revisions to the “Determination of Our Offering Price and Estimated Net Asset Value Per Share” section of the prospectus;

•	Revisions to the “Risk Factors” section of the prospectus;

•	Revisions to the “Reports to Stockholders” section of the prospectus;

•	Revisions to the “Plan of Distribution” section of the prospectus; and

•	Revisions to the “Experts” section of the prospectus.

RECENT DEVELOPMENTS

Our Offerings

The following updates, supplements and should be read in conjunction with the section titled “PROSPECTUS SUMMARY – Our Offerings,” beginning on page 16 of the prospectus.

On October 20, 2009, we commenced our initial public offering of shares of our common stock at an offering price of $10.00 per share. We commenced this follow-on offering of shares of our common stock on August 19, 2013. In this offering, the shares were initially offered at $10.84 per share. Effective as of 3:00 p.m., Central Time, on January 15, 2014, the offering price of the shares was increased by our board of directors to $11.00 per share. Certain references in the prospectus to the $10.84 per share offering price are hereby updated to reflect the $11.00 per share offering price, where applicable.

As of April 7, 2013, the date our initial public offering closed, we had received aggregate subscription proceeds of approximately $94.2 million from the sale of approximately 9.45 million common shares. As of January 15, 2014, we had received aggregate gross offering proceeds of approximately $52.8 million from the sale of approximately 4.9 million shares in this offering. Collectively, aggregate gross offering proceeds from our initial public offering and this follow-on offering were approximately $147 million from the sale of approximately 14.3 million shares as of January 15, 2014. Approximately 1,105.7 million shares remained available for sale to the public in this offering as of such date, including shares available under our distribution reinvestment plan. This offering will terminate no later than April 11, 2014; however, we reserve the right to terminate the offering at any time.

Stockholder Rescission Rights for Certain Subscriptions Processed at the $11.00 Per Share Price

Subscriptions for shares of our common stock in the offering that were date-stamped as received by our transfer agent, DST Systems, Inc., after 3:00 p.m. (CST) on January 15, 2014 will be processed at the $11.00 per share offering price. Until 3:00 p.m. (CST) January 31, 2014, we will offer investors whose subscription agreements are received by our transfer agent after 3:00 p.m. (CST) on January 15, 2014 the right to request the rescission of their purchases processed at the $11.00 offering price.

Purchase and Sale Agreement Executed for Sale of the Gwinnett Center

On January 14, 2014, we entered into a purchase and sale agreement for the sale of our office building complex located in Duluth, Georgia (the “Gwinnett Center”) to an unrelated third party at a price of $15.8 million. The sale of the Gwinnett Center is subject to numerous customary conditions, and we anticipate that the sale of the Gwinnett Center will be consummated by the end of the first quarter of 2014.

DETERMINATION OF OUR OFFERING PRICE AND ESTIMATED NET ASSET VALUE PER SHARE

The following updates, supplements and should be read in conjunction with the section titled “PROSPECTUS SUMMARY – Our Valuation Policy” beginning on page 18 of the prospectus, and the section titled “DETERMINATION OF OUR OFFERING PRICE AND ESTIMATED NET ASSET VALUE PER SHARE” beginning on page 109 of the prospectus.

Our Valuation Policy

Effective July 30, 2013, we adopted a valuation policy (the “Valuation Policy”) designed to follow recommendations of the Investment Program Association, a trade association for non-listed direct investment vehicles (the “IPA”), in the IPA Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, which was adopted by the IPA effective May 1, 2013 (the “IPA Guidelines”). The purpose of our Valuation Policy is to establish guidelines to be followed in determining the net asset value per share of our common stock for regulatory and investor reporting and on-going evaluation of investment performance. “Net asset value” means the fair value of real estate, real estate-related investments and all other assets less the fair value of total liabilities. Our net asset value will be determined based on the fair value of our assets less liabilities under market conditions existing as of the time of valuation and assuming the allocation of the resulting net asset value among our stockholders after any adjustments for incentive, preferred or special interests, if applicable. Our net asset value will be determined in a manner consistent with the definition of “fair value” under generally accepted accounting principles, primarily as set forth in Accounting Standards Codification 820.

In accordance with our Valuation Policy, the valuation committee of our board of directors, comprised of Independent Directors, oversees our valuation process and engages one or more third-party valuation advisors to assist in the process of determining the net asset value per share of our common stock. Net asset value per share will be produced at least annually as of December 31 and disclosed as soon as possible after year end.

We will report net asset value per share in our Form 10-K, Form 10-Q, and/or Form 8-K filed with the Commission and in our annual reports sent to stockholders. Our annual reports will be accompanied by disclosure text sufficient to allow participating brokers to provide information on customer account statements consistent with the requirements of NASD Notice 01-08 and FINRA Rule 2340 and for stockholders to understand the nature and quality of the valuation. We will also disclose our valuation policies and, to the extent practicable given the specificity of our investment portfolio, valuation procedures including the anticipated role of third-party valuation advisors, in our prospectus or any supplements thereto in connection with an offering, or in other offering materials filed with the Commission.

Background – The June 30, 2013 Valuation and Initial $10.84 Per Share Offering Price

In May 2013, in order to establish an initial offering price per share for the purchase of shares of our common stock in this offering, we engaged CBRE Capital Advisors, Inc., an independent investment banking firm (“CBRE Cap”) to conduct property level and aggregate valuation analyses and to provide a report containing, among other things, a range for the net asset value per share of our common stock as of June 30, 2013. CBRE Cap provided a report indicating a reasonable range of $9.42 to $10.15 for our net asset value per share as of June 30, 2013, based on a share count of 10.5 million issued and outstanding shares of common stock, excluding any deductions for subordinated incentive fees payable to our advisor, based on a hypothetical liquidation of the Company (the “June 2013 Valuation Report”). On July 12, 2013, on the basis of the June 2013 Valuation Report, the board of directors unanimously approved $9.76 as the estimated net asset value per share of our common stock as of June 30, 2013 (the “June 2013 NAV”) and an initial offering price of $10.84 per share. In determining $9.76 as the estimated net asset value per share, the board of directors considered the estimated amount of subordinated incentive fees in a hypothetical liquidation at the low and high ends of the above range of between $0.00 and $0.07 per share, respectively. The determination of the initial $10.84 per share offering price by the board of directors was based on our estimated net asset value per share, plus selling commissions and marketing support fees.

The December 2013 Valuation and New $11.00 Per Share Offering Price

In December 2013, the valuation committee and the board of directors considered the merits of establishing a December 2013 NAV, and concluded that an updated valuation as of December 31, 2013 would be in our best interests and the best interests of our stockholders going forward by establishing a regular, annual year-end schedule for determination of the net asset value of our common shares as recommended by the IPA Guidelines. In addition, the valuation committee and the board of directors believes that the establishment of a year-end share valuation may be useful for purposes of (i) providing existing investors and brokers an indication of the estimated value of our shares based on our acquisitions to date and current portfolio of properties; and (ii) furnishing potential new investors in this offering and broker-dealers with updated information regarding our performance and assets, and thereby facilitating a better understanding of the Company.

In view of CBRE Cap’s familiarity with our business model and portfolio of assets, the valuation committee and the board of directors deemed it to be in our best interests and the best interests of our stockholders to engage CBRE Cap to conduct property level and aggregate valuation analyses of us as of December 31, 2013 and to provide a valuation report containing, among other things, a range for our December 2013 NAV. Based on the results of its analyses, and on information provided to CBRE Cap by our advisor, CBRE Cap prepared and provided to the valuation committee a report dated January 11, 2014 containing, among other information, a range of values for our common stock as of December 31, 2013 (the “December 2013 Valuation Report”).

On January 14, 2014, upon its receipt and review of the December 2013 Valuation Report, the valuation committee met and concluded that CBRE Cap’s proposed range for our December 2013 NAV was reasonable, and recommended to the board of directors that it adopt $9.90 as our estimated December 2013 NAV, which value falls within the range determined by CBRE Cap in the December 2013 Valuation Report. At a special meeting of the board of directors held on January 14, 2014, on the basis of the December 2013 Valuation Report and the recommendation of the valuation committee, the board of directors unanimously approved $9.90 as our estimated December 2013 NAV, and increased the $10.84 per share offering price for the purchase of shares of our common stock in the offering from $10.84 per share to $11.00 per share. The $11.00 per share offering price is based on the December 2013 NAV, plus selling commissions and marketing support fees, as contemplated in the offering. Certain references in the prospectus to the $9.76 per share net asset value are hereby updated to reflect the $9.90 per share net asset value, where applicable.

CBRE Cap is not responsible for the determination of our June 2013 NAV or our December 2013 NAV; and CBRE Cap did not participate in the determination of the $10.84 per share offering price or the $11.00 per share offering price.

Valuation Methodologies

In preparation of the December 2013 Valuation Report, CBRE Cap, among other things:

•	reviewed financial and operating information requested from or provided by our advisor and senior management;

•	reviewed and discussed with our senior management and advisor the historical and anticipated future financial performance of our properties, including forecasts prepared by our senior management, our advisor, and our joint venture partners;

•	commissioned proprietary individual restricted-use appraisals (“MAI Appraisals”) and performed analyses and studies for each property;

•	conducted or reviewed CBRE proprietary research, including market and sector capitalization rate surveys;

•	reviewed third-party research, including Wall Street equity reports and online data providers;

•	compared our financial information to similar information of companies that CBRE Cap deemed to be comparable to us; and

•	reviewed our reports filed with the Commission, including (i) our Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 10-K”) and the Current Report on Form 8-K dated August 8, 2013 which updated certain items in the 2012 10-K to reflect the Gwinnett Center as discontinued operations including the audited financial statements contained therein, (ii) our Quarterly Report on Form 10-Q for the period ended September 30, 2013 and the unaudited financial statements contained therein, and (iii) our other Current Reports on Form 8-K filed with the Commission between October 1, 2013 and January 3, 2014.

MAI Appraisals of all of our properties were performed in accordance with Uniform Standards of Professional Appraisal Practice (“USPAP”). The MAI Appraisals were commissioned by CBRE Cap from CBRE Appraisal Group, a CBRE affiliate that conducts appraisals and valuations of real properties. Each of the MAI Appraisals was prepared by personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute (“MAI”) designations. Discreet values were assigned to each property in our portfolio.

As of December 31, 2013, we owned interests in 12 real estate properties consisting of 11 multifamily properties through joint venture arrangements, which are either recently developed or under development, and one office building complex held for sale. As a result, our real estate properties were categorized into three classifications: operating assets, development projects and assets held for sale. The board of directors considered the following valuation methodologies with respect to each asset class, which were applied by CBRE Cap and summarized in the December 2013 Valuation Report:

Operating Assets. Discounted cash flow analyses were created for our recently developed, fully operational multifamily properties utilizing an assumed holding period of four years from the date of acquisition. Future operating cash flows for the operating properties were estimated utilizing historical cash flows from realized rents, with assumptions regarding stabilization for properties not yet stabilized.

Development Projects. Discounted cash flow analyses were also calculated for each of our multifamily development projects assuming a holding period of four years from the date of acquisition. Future free cash flow generated by each development project was estimated utilizing the development budgets and cash flow projections for each development project, which were prepared by the respective projects’ joint venture development partners in conjunction with our advisor and senior management.

Estimated future cash flows of the operating properties and the development projects were adjusted for the properties’ respective joint venture arrangements (after debt service and the repayment of debt) in order to reflect our economic interest in each asset. In addition, the estimated future cash flows assume a hypothetical sale of the properties and liquidation of the joint ventures in accordance with the governing agreements at the end of the holding periods described. For purposes of these calculations, CBRE Cap did not deduct disposition costs and fees and debt prepayment penalties, if any, for purposes of determining the estimated value of our interests, as recommended by the IPA Guidelines.

Assets Held For Sale. CBRE Cap arrived at an estimated value of $15.8 million for the Gwinnett Center, our asset held for sale, based on a recent third party letter of intent received by us. CBRE Cap utilized the purchase price of $15.8 million within the letter of intent and deducted then-current debt on the property of approximately $8 million, to derive an equity value of $7.8 million for the Gwinnett Center as of December 31, 2013. Since CBRE Cap issued the December 2013 Valuation Report, we have entered into a purchase and sale agreement for the sale of the Gwinnett Center. See above, “Recent Developments – Purchase and Sale Agreement Executed for Sale of the Gwinnett Center” in this Supplement.

Valuation Summary; Material Assumptions

The valuation process that we used to determine our estimated December 2013 NAV was designed to follow recommendations in the IPA Guidelines.

In reaching estimated valuation ranges for our portfolio, CBRE Cap created a valuation range for each operating asset and each development project by varying the discount rate utilized and the terminal capitalization rate for each. CBRE Cap set the range at 50 basis points on the discount rate, and 25 basis points on the terminal capitalization rate of each asset, which represents an approximate 5% sensitivity on the discount rate and terminal capitalization rate ranges. A 5% decrease in the discount rate has a positive $0.12 impact on the net asset value per share; and a 5% increase in the discount rate has a negative $0.13 impact on the net asset value per share.

As the basis for the discount rates applied, CBRE Cap estimated our cost of equity using the capital asset pricing model (“CAPM”). A terminal capitalization rate, derived from the MAI Appraisals prepared for each of the operating assets and development projects and checked for reasonableness by CBRE Cap, was utilized to calculate terminal value at stabilization in the final year of the analysis. Terminal capitalization rates varied by asset based on the specific geographic location and other relevant factors.

The following table summarizes the key assumptions that were employed by CBRE Cap in the discounted cash flow models to estimate the value of our operating assets and development properties as of December 31, 2013:

TABLE OF MAJOR INPUTS

Assumptions	Amount(1)
Discount rate	11.50%
Terminal capitalization rate	6.32%
Holding period(2)	4 years

(1)	Represents the weighted average rate utilized in determining mid-point values.
(2)	A holding period of four years from the date of the acquisition of the property was assumed for valuation purposes.

In its December 2013 Valuation Report, CBRE Cap included an estimate of the December 31, 2013 value of our assets other than real estate and our liabilities other than mortgage debt, including cash and select other assets net of accounts payable, and other accrued expenses and other liabilities. Such values were estimated by our advisor and senior management using our most recently available internal balance sheet, adjusted for an estimate of activity through December 31, 2013.

The December 2013 Valuation Report contained analyses of indicative values, including a range for our net asset value per share of $9.65 to $10.18 as of December 31, 2013, excluding any deductions for subordinated incentive fees payable to our advisor in a hypothetical liquidation. Taking into consideration the reasonableness of the valuation methodologies, assumptions and conclusions contained in the December 2013 Valuation Report, the board of directors determined our net asset value to be approximately $152.4 million, after subordinated incentive fees payable to our advisor in a hypothetical liquidation, or $9.90 per share, based on a share count of approximately 15.4 million shares issued and outstanding as of December 31, 2013, such values falling within the range of values contained in the December 2013 Valuation Report. In determining $9.90 as the estimated net asset value per share, the board of directors considered the estimated amount of subordinated incentive fees in a hypothetical liquidation at the low and high ends of this range of between $0.00 and $0.03 per share, respectively.

As with any valuation methodology, the methodologies considered by the valuation committee and the board of directors, in reaching an estimate of the value of our shares, are based upon all of the foregoing estimates, assumptions, judgments and opinions, which may or may not prove to be correct. The use of different estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the value of our shares.

The following table summarizes the material components of the net asset value and net asset value per share estimates as of December 31, 2013.

Table of Value Estimates for Components of Net Asset Value

(As of December 31, 2013)

($ in 000’s, except per share figures)

	Value	Per Share
Present value of equity in operating assets, development projects, and assets held for sale	$121,241	$7.88
Cash and cash equivalents	34,118	2.22
Other assets	1,953	0.12
Accounts payable and other accrued expenses	(3,239)	(0.21)
Other liabilities	(1,427)	(0.09)

Net asset value before incentive fees	$152,645	$9.92
Subordinated incentive fees payable to the advisor(1)	(261)	(0.02)

December 2013 NAV	$152,384	$9.90

(1)	Assumes a hypothetical liquidation event at this valuation date and for this valuation amount.

The December 2013 NAV represents a 1.4% increase as compared to our June 2013 NAV. The aggregate estimated value of our operating assets, development projects and assets held for sale exceeds our aggregate amount of equity invested in such assets as of December 31, 2013.

Additional Information Regarding the Valuation, Limitations of Estimated Share Value, and the Engagement of CBRE Cap

Throughout the valuation process, the valuation committee, our advisor, senior members of management and CBRE Cap reviewed, confirmed and approved the processes and methodologies and their consistency with real estate industry standards and best practices.

The December 2013 Valuation Report was based upon market, economic, financial and other information, circumstances and conditions existing prior to December 31, 2013, and any material change in such information, circumstances and/or conditions may have a material effect on our estimated net asset value per share. CBRE Cap’s valuation materials were addressed solely to us to assist the board of directors in establishing an estimated value of our common stock. CBRE Cap’s valuation materials were not addressed to the public and should not be relied upon by any other person to establish an estimated value of our common stock. The December 2013 Valuation Report does not constitute a recommendation by CBRE Cap to purchase or sell any shares of our common stock.

In connection with its review, while CBRE Cap reviewed for reasonableness the information supplied or otherwise made available to it by us or our advisor, CBRE Cap assumed and relied upon the accuracy and completeness of all such information, and of all other information supplied or otherwise made available to CBRE Cap by any other party, and CBRE Cap did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with CBRE Cap, CBRE Cap assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, and relied upon us to advise CBRE Cap promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. In preparing its valuation materials, CBRE Cap did not, and it was not requested to, solicit third party indications of interest in connection with possible purchases of our securities or the acquisition of all or any part of the Company.

In performing its analyses, CBRE Cap made numerous assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions, current and future rental market for our operating properties and those in development and other matters, many of which are necessarily subject to change and beyond our control or the control of CBRE Cap. The analyses performed by CBRE Cap are not necessarily indicative of actual values, trading values or actual future results of our common stock that might be achieved, all of which may be significantly more or less favorable than suggested by the December 2013 Valuation

Report. The analyses do not purport to be appraisals or to reflect the prices at which the properties may actually be sold, and such estimates are inherently subject to uncertainty. The actual value of our common stock may vary significantly depending on numerous factors that generally impact the price of securities, our financial condition and the state of the real estate industry more generally. Accordingly, with respect to the estimated net asset value per share of our common stock, neither we nor CBRE Cap can give any assurance that:

•	a stockholder would be able to resell his or her shares at this estimated value;

•	a stockholder would ultimately realize distributions per share equal to our estimated net asset value per share upon liquidation of our assets and settlement of our liabilities or a sale of the Company;

•	our shares would trade at a price equal to or greater than our estimated net asset value per share if our shares were Listed on a national securities exchange; or

•	the methodology used to estimate our net asset value per share would be acceptable to FINRA or under ERISA for compliance with our reporting requirements.

The estimated December 2013 NAV was determined the board of directors at a special meeting held on January 14, 2014. The value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets. We currently expect to update and announce our estimated net asset value per share at least annually.

CBRE Group, Inc. (“CBRE”) is a Fortune 500 and S&P 500 company headquartered in Los Angeles, California and one of the world’s largest commercial real estate services and investment firms. CBRE Cap, a FINRA registered broker-dealer and a subsidiary of CBRE, is an investment banking firm that specializes in providing real estate financial services. CBRE Cap and affiliates possess substantial experience in the valuation of assets similar to those owned by us and regularly undertake the valuation of securities in connection with public offerings, private placements, business combinations and similar transactions. For the preparation of the December 2013 Valuation Report, we paid CBRE Cap a customary fee for services of this nature, no part of which was contingent relating to the provision of services or specific findings. Other than the June 2013 Valuation Report and the December 2013 Valuation Report, we have not engaged CBRE Cap for any other services during the past two years, however, we engaged an affiliate of CBRE to assist us with the sale of the Gwinnett Center. In addition, during the past two years, certain of our affiliates engaged affiliates of CBRE primarily for various real estate-related services, and we anticipate that affiliates of CBRE will continue to provide similar real estate-related services in the future. In addition, certain affiliates of our advisor have engaged or expect to engage CBRE Cap to serve as their third party valuation advisor, and we may in our discretion engage CBRE Cap to assist the board of directors in future determinations of our estimated net asset value. We are not affiliated with CBRE, CBRE Cap or any of their affiliates. While we and affiliates of our advisor have engaged and may engage CBRE Cap or its affiliates in the future for valuations and commercial real estate-related services of various kinds, we believe that there are no material conflicts of interest with respect to our engagement of CBRE Cap.

THE ADVISOR AND THE ADVISORY AGREEMENT

The table of officers and managers of our advisor appearing in the “THE ADVISOR AND THE ADVISORY AGREEMENT – Our Advisor” section on page 114 of the prospectus, is hereby deleted and replaced in its entirety with the following:

The executive officers and managers of our advisor and their respective backgrounds are as follows:

Name	Age*	Position(s)	Term Beginning
Andrew A. Hyltin	54	Manager and President Chief Executive Officer	November 2010 November 2013

James M. Seneff, Jr.	67	Manager	December 2008

Robert A. Bourne	66	Manager	December 2008

Scott C. Hall	49	Manager Senior Vice President	January 2014 March 2013

Steven D. Shackelford	50	Executive Vice President	August 2011

Holly J. Greer	42	Senior Vice President and Secretary	August 2011

*	As of December 31, 2013

Effective November 2013, Robert A. Bourne resigned as our advisor’s chief executive officer. The backgrounds of the managers and executive officers listed in the above table are described on pages 102 to 105 of the prospectus under “MANAGEMENT — Directors and Executive Officers,” with the exception of Mr. Bourne, whose biography begins on page 114 of the prospectus under “THE ADVISOR AND THE ADVISORY AGREEMENT — Our Advisor.” Their respective biographies are hereby amended, as necessary, to reflect their positions with our advisor.

Ms. Ixchell Duarte, our senior vice president and chief accounting officer is also senior vice president of our advisor effective November 2013. Ms. Rosemary Q. Mills, our chief financial officer and treasurer is also senior vice president of our advisor effective November 2013. Mr. John F. Starr, our chief portfolio management officer is also senior vice president of our advisor effective March 2013. Ms. Duarte’s, Ms. Mills’ and Mr. Starr’s biographies, on pages 104 to 106 of the prospectus in the section titled “MANAGEMENT – Directors and Executive Officers,” are hereby amended as necessary to reflect their positions with our advisor.

SUMMARY OF THE DISTRIBUTION REINVESTMENT PLAN

The following updates, supplements, amends and should be read in conjunction with the section titled “SUMMARY OF DISTRIBUTION REINVESTMENT PLAN,” beginning on page 131 of the prospectus, and other applicable sections of the prospectus referring to the offering price of shares sold pursuant to the Distribution Reinvestment Plan.

Effect of December 2013 NAV and Increased Offering Price on the Distribution Reinvestment Plan

As of the date of this Supplement, we have declared only stock distributions and accordingly, no shares of our common stock have been issued to stockholders pursuant to our Distribution Reinvestment Plan. However, under the terms of the Distribution Reinvestment Plan, the purchase prices for shares of our common stock would be offered at a 5% discount from the current offering price, or at $10.45 per share based on the increased offering price of $11.00 per share. After the offering terminates and prior to Listing, the purchase price for shares under the Distribution Reinvestment Plan will be an amount determined by our board of directors, which shall not be less than 95% of the fair market value of our shares as of the reinvestment date, as such fair market value is determined by the board of directors. The Distribution Reinvestment Plan will remain inoperative until such time, if any, that we declare cash distributions.

SUMMARY OF REDEMPTION PLAN

The following updates, supplements, amends and should be read in conjunction with the section titled “SUMMARY OF REDEMPTION PLAN,” beginning on page 133 of the prospectus, and other applicable sections of the prospectus referring to the Redemption Plan.

Effect of December 2013 NAV and Increased Offering Price on the Redemption Plan

Generally and subject to certain restrictions described in the Redemption Plan, we may redeem shares of our common stock, including fractional shares, at an amount equal to our estimated net asset value per share as published from time to time in our filings with the Commission. Accordingly, the redemption price for shares of our common stock which are redeemed after January 15, 2014 will be an amount equal to the December 2013 NAV, or $9.90 per share, until such time as revised by our board of directors (the “Redemption Price”), subject to the Redemption Cap described below.

The foregoing notwithstanding, the Redemption Price shall in no event exceed an amount (the “Redemption Cap”) equal to the lesser of (x) the current public offering price for shares of the Company’s common stock during the period of any on-going public offering, or $11.00 per share for shares of the Company’s common stock which are redeemed after January 15, 2014, or (y) the purchase price paid by the stockholder (the “Stockholder Purchase Price”). Generally, for purposes of determining the Redemption Cap, the Stockholder Purchase Price would be deemed to be an amount equal to (i) $10.00 per share with respect to shares purchased in our initial public offering that terminated April 7, 2013 or issued as a stock distribution prior to July 1, 2013; (ii) $10.84 per share with respect to shares purchased in the current offering before January 16, 2014 or issued as a stock distribution between July 1, 2013 and January 15, 2014; or (iii) $11.00 per share with respect to shares purchased in the current offering or issued as a stock distribution after January 15, 2014, until such time revised by our board of directors.

RISK FACTORS

Offering Related Risks

The risk factor titled “In determining our estimated net asset value per share, we primarily relied upon a valuation of our portfolio of properties as of June 30, 2013. Valuations and appraisals of our properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of such properties, therefore our estimated net asset value per share may not reflect the amount that would be realized upon a sale of each of our properties,” appearing in the “RISK FACTORS – Offering Related Risks” section on page 20 of the prospectus, is hereby deleted and replaced in its entirety with the following risk factor:

In determining our estimated net asset value per share, we primarily relied upon a valuation of our portfolio of properties as of December 31, 2013. Valuations and appraisals of our properties are estimates of fair value and may not necessarily correspond to realizable value upon the sale of such properties, therefore our estimated net asset value per share may not reflect the amount that would be realized upon a sale of each of our properties.

For the purposes of calculating our estimated net asset value per share, we retained an independent investment banking firm to determine our estimated net asset value per share and the value of our properties as of December 31, 2013. The valuation methodologies used to estimate the net asset value of our shares, as well as the value of our properties, involved certain subjective judgments, including but not limited to, estimated future cash flows for properties recently developed or currently under development for which we have limited or no operating history, respectively. See “Determination of Our Offering Price and Estimated Net Asset Value Per Share.” Ultimate realization of the value of an asset depends to a great extent on economic and other conditions beyond our control and the control of our advisor and the independent investment banking firm. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. Therefore, the valuations of our properties and our investments in real estate related assets may not correspond to the realizable value upon a sale of those assets. Because the price you will pay for shares in this offering is primarily based on our estimated net asset value per share, you may pay more than realizable value for your investment when you purchase your shares or receive less than realizable value when you sell your shares.

The risk factor titled “We may not perform a subsequent calculation of our net asset value per share for our shares prior to the end of this offering, therefore, you may not be able to determine the net asset value of your shares on an ongoing basis during this offering,” appearing in the “RISK FACTORS – Offering Related Risks” section on page 21 of the prospectus, is hereby deleted and replaced in its entirety with the following risk factor:

We do not anticipate performing a subsequent calculation of our net asset value per share for our shares prior to the end of this offering; therefore, you may not be able to determine the net asset value of your shares on an ongoing basis during this offering.

On January 14, 2014, our board of directors approved an estimated net asset valuation of $9.90 per share. We intend to use this net asset valuation as the estimated per share value of our shares until the next net asset valuation approved by our board of directors, which we expect will not occur until after December 31, 2014. We will disclose future estimates of our net asset value to stockholders in our filings with the Commission. We do not anticipate calculating the net asset value per share for our shares prior to the end of this offering. Therefore, you may not be able to determine the net asset value of your shares on an ongoing basis during this offering. See, “Reports To Stockholders.”

Company Related Risks

The risk factor titled “The interest of later investors in our common stock will be diluted as a result of our stock distribution policy,” appearing in the “RISK FACTORS – Company Related Risks” section on page 24 of the prospectus, is hereby deleted and replaced in its entirety with the following risk factor:

The interest of later investors in our common stock will be diluted as a result of our stock distribution policy.

Our board of directors authorized a stock distribution policy under which we issue stock distributions quarterly. This distribution policy will continue until terminated or amended by our board of directors. We have been acquiring, and intend to continue to buy assets that have little or no initial operating cash flows. While our objective is to acquire assets that appreciate in value, there can be no assurance that assets we acquire will appreciate in value. Because this offering is expected to be of limited duration, we currently do not expect to change our $11.00 per share public offering price during the remainder of this offering. Therefore, investors who purchase shares early in the remainder of this offering, as compared with later investors, will receive more shares for the same cash investment as a result of this stock distribution policy. Because they own more shares, upon a sale or liquidation of our Company, investors who purchased our shares early will receive more sales proceeds or liquidating distributions relative to their invested capital compared to later investors. The stock distribution was set at a rate to align with the anticipated appreciation of our assets; however, unless our assets appreciate in an amount sufficient to offset the dilutive effect of on-going stock distributions and our offering, acquisition and operating expenses, the net asset value per share will be less than the public offering price paid for the share. Because of our ongoing stock distribution policy, the value of total shares held by a later investor purchasing our stock will be below the value of total shares held by an earlier investor, even if each initially acquired the same amount of shares at the same public offering price, because the earlier investor would have received a greater number of stock distribution shares.

REPORTS TO STOCKHOLDERS

Certain information in the “REPORTS TO STOCKHOLDERS” section of the prospectus, specifically, the information appearing in the second full paragraph on page 172 of the prospectus, is hereby deleted and replaced in its entirety with the following:

Unless and until our shares are Listed, it is not expected that a public market for our shares will develop. To assist fiduciaries of certain tax-exempt Plans subject to the annual reporting requirements of ERISA and account trustees or custodians to prepare reports relating to an investment in our shares, we intend to provide reports of our annual determinations of the estimated net asset value per share of our common stock outstanding share to those fiduciaries (including account trustees and custodians) who identify themselves to us and request the reports. On January 14, 2014, our board of directors approved an estimated net asset value of $9.90 per share as of December 31, 2013. We intend to use this estimated net asset value as the current estimated per share value of our shares until our next valuation. Net asset value per share will be produced at least annually as of December 31 and disclosed as soon as possible after year end. See, “Determination of Our Offering Price and Estimated Net Asset Value Per Share.”

PLAN OF DISTRIBUTION

The Offering

Information in the first paragraph on page 172 in the “PLAN OF DISTRIBUTION – The Offering” section of the prospectus is hereby deleted and replaced in its entirety with the following:

We are publicly offering up to a maximum of $200,000,000 in shares of our common stock on a “best efforts” basis through CNL Securities Corp., as our Managing Dealer, participating brokers who are members of FINRA, and/or other Persons exempt from broker-dealer registration. Because this is a “best efforts” offering, CNL Securities Corp. and participating brokers will use only their best efforts to sell our shares and have no firm commitment or obligation to purchase any of our shares. As of 3:00 p.m. (CST) on January 15, 2014, the shares are offered at a maximum of $11.00 per share; however, our board of directors may change this price from time to time, in its sole discretion. We have designated 2.5% of the shares in this offering as issuable pursuant to our Distribution Reinvestment Plan at a price of $10.45 per share as of 3:00 p.m. (CST) on January 15, 2014. Our board of directors may change the price from time to time. We reserve the right to reallocate shares that have been registered for this offering between the primary offering and the Distribution Reinvestment Plan.

Stockholder Rescission Rights for Certain Subscriptions Processed at the $11.00 Per Share Price

Subscriptions for shares of our common stock in the offering that were date-stamped as received by our transfer agent, DST Systems, Inc., after 3:00 p.m. (CST) on January 15, 2014 will be processed at the $11.00 per share offering price. Until 3:00 p.m. (CST) January 31, 2014, we will offer investors whose subscription agreements are received by our transfer agent after 3:00 p.m. (CST) on January 15, 2014 the right to request the rescission of their purchases processed at the $11.00 offering price.

Compensation Paid for Sales of Shares

Certain information in the “PLAN OF DISTRIBUTION – Compensation Paid for Sales of Shares” section of the prospectus, specifically, the table and the information appearing in the introductory paragraph to the table on page 174 of the prospectus, are hereby deleted and replaced in their entireties with the following:

The following table shows the estimated maximum amount of selling commissions and marketing support fees payable to our Managing Dealer in connection with this offering, assuming (i) 97.5% of the shares are sold at the initial offering price of $10.84 per share (prior to January 16, 2014) or at the new offering price of $11.00 per share (January 16, 2014 or later) in our primary offering (the “Primary Offering Prices”), with no discounts, and (ii) 2.5% of the shares are sold under our Distribution Reinvestment Plan at the price of $10.30 per share (prior to January 16, 2014) or the new offering price of $10.45 per share (January 16, 2014 and later) (the “DRP Offering Prices”). If all the shares are sold at the Primary Offering Prices, then the total price to the public would be $200,000,000, total selling commissions and marketing support fees would be $20,000,000 and proceeds to us would be $180,000,000.

	Per Share Amount(1)	Maximum Offering
Primary Offering
Price to Public	$11.00	$195,000,000
Selling Commissions and Marketing Support Fees	1.10	19,500,000
Proceeds to Us	9.90	175,500,000
Distribution Reinvestment Plan
Price to Public	$10.45	$4,751,000
Proceeds to Us	10.45	4,751,000

(1)	Per share amount presented in table represents offering price for shares sold in the offering January 16, 2014 or later.

Volume Discounts

The information appearing in the “PLAN OF DISTRIBUTION – Volume Discounts” section of the prospectus on page 176 of the prospectus, is hereby deleted and replaced in its entirety with the following:

In connection with the purchase of a certain minimum number of shares by an investor who does not otherwise qualify for the reduction in selling commissions or marketing support fees described above, the amount of selling commissions otherwise payable to CNL Securities Corp. (and reallowed by CNL Securities Corp. to a participating broker) may be reduced in accordance with the following schedule:

For the shares sold in this offering:

Amount of Shares Purchased	Purchase Price per Incremental Share in Volume Discount Range	Reduced Selling Commission Rate
Up to $500,000	$11.00	7.0%
$500,001—$750,000	$10.89	6.0%
$750,001—$1,000,000	$10.78	5.0%
$1,000,001—$2,500,000	$10.67	4.0%
$2,500,001—$5,000,000	$10.56	3.0%
Over $5,000,000	$10.45	2.0%

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, a total subscription amount of $1,250,000 would result in the purchase of 115,032.659 shares at a weighted average purchase price of $10.866 per share as shown below:

•	$500,000 at $11.00 per share = 45,454.545 shares (7% selling commission + 3% marketing support fee);

•	$250,000 at $10.89 per share = 22,956.841 shares (6% selling commission + 3% marketing support fee);

•	$250,000 at $10.78 per share = 23,191.095 shares (5% selling commission + 3% marketing support fee); and

•	$250,000 at $10.67 per share = 23,430.178 shares (4% selling commission + 3% marketing support fee).

To the extent requested in writing by an investor as described below, our volume discount is cumulative. To the extent an investor’s cumulative purchases qualify for a volume discount, the investor’s purchase will qualify for a volume discount equal to (i) the volume discount for the applicable individual purchase or (ii) to the extent the subsequent purchase when aggregated with the prior purchase(s) qualifies for a greater volume discount, a greater discount.

EXPERTS

Certain information in the “EXPERTS” section of the prospectus, specifically the first full paragraph on page 182 of the prospectus, is hereby deleted and replaced in its entirety with the following:

CBRE Capital Advisors, Inc., an independent investment banking firm, provided the June 2013 Valuation Report and the December 2013 Valuation Report in respect of the estimated net asset value per share of our common stock as of June 30, 2013 and December 31, 2013, respectively, in accordance with valuation guidelines approved by our board of directors. As further described under “Determination of Our Offering Price and Estimated Net Asset Value Per Share,” our board of directors used the June 2013 Valuation Report and the December 2013 Valuation Report provided by CBRE Cap in the board’s calculation of our estimated June 2013 NAV and our December 2013 NAV, respectively. The board of directors also utilized the June 2013 Valuation Report and the December 2013 Valuation Report in its determination of the offering prices for shares of our common stock in this offering. The June 2013 Valuation Report and the December 2013 Valuation Report do not constitute a recommendation by CBRE Cap with respect to any purchase or sale of shares of our common stock.